Exhibit 99.1

Dejour and NYSE E&P Finalize Exploration Joint Venture

Initial Testing in Q1 2011, Target Q4 2011 for First Horizontal Well

Denver, Colorado, February 07, 2011 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces today that it has formally executed the exploration Joint Venture, based on certain of Dejour's Canadian landholdings, with a NYSE listed E&P previously announced on January 21, 2011. Up to $15mm has been budgeted for initial exploration in 2011.

COO Hal Blacker states, “We are very pleased to have a strong industry partner working with us to test the oil production potential of certain of Dejour's Canadian landholdings. The agreed program, to be carried out in 2011, involves additional field work to confirm the interpretation of data acquired by Dejour in 2010 followed by additional land acquisition and the drilling of two horizontal wells.”

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE-Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations
Vancouver, BC Canada V6C 3E1	New York
Phone: 604.638.5050 Facsimile: 604.638.5051	Phone: 914.882.0960
Email:rhodgkinson@dejour.com	Email: callison@dejour.com